Exhibit 6.10

TECHNOLOGY DEVELOPMENT AGREEMENT

BETWEEN

ENERGY EXPLORATION TECHNOLOGIES, INC.

AND

PROFMOF, AS.

ON DEVELOPMENT AND OPTIMIZATION OF METAL ORGANIC FRAMEWORKS

AND OTHER NANOPARTICLES

This Technology Development Agreement including the Statement of Work (the “Agreement”) is made and entered into as of July 1, 2020 (the “Effective Date”) between Energy Exploration Technologies, Inc., a Puerto Rico corporation, whose principal office is located at 100 Green Villas Dr. #21, Dorado, Puerto Rico, 00646 (hereinafter referred to as “EnergyX”), and ProfMOF AS, (“ProfMOF”), formed under the laws of Norway with org. no. 915 786 979, a company duly incorporated and existing under the laws of Norway with registered office at Kirkegårdsveien 45 3616 KONGSBERG. ProfMOF and EnergyX may sometimes each be referred to as (a “Party”) and collectively as (the “Parties”).

RECITALS

WHEREAS, EnergyX and ProfMOF would like to engage together in developing the technology needed to industrialize a mixed matrix membrane (“MMM”), containing metal organic frameworks ("MOF") and other nano- or microparticles such as covalent organic frameworks (“COF”) or porous aromatic frameworks (“PAF”), collectively known as (“Porous Materials”) for the purposes of exploring and optimizing different Porous Materials for lithium extraction, resource recovery, and energy storage applications (the “Development Project”); and

WHEREAS, the Parties wish to collaborate on developing a cost effective and scalable synthesis route in order to produce large quantities of MOFs and Porous Materials of the required specifications for the Development Project.

NOW THEREFORE, for and in consideration of the mutual promises and covenants contained herein, the receipt and sufficiency of such consideration being hereby acknowledged, the Parties agree as follows:

1.	Definitions

1.1.

“Affiliate” means any other person or entity which controls, is controlled by or is under common control with a Party. A person or entity will be regarded as in control of another entity if it owns or controls fifty percent (50%) or more of the equity securities of the subject entity entitled to vote in the election of directors (or, in the case of an entity that is not a corporation, for the election of the corresponding managing authority).

1.2.	“Agreement” shall have the meaning given to the term in the introductory paragraph.

1.3.	“Arising IP” shall mean all Intellectual Property conceived, discovered, developed, invented, reduced to practice and/or otherwise made in the course of conducting activities under this Agreement.

1.4.

“Background IP” shall mean Intellectual Property of a Party that is proprietary to the Party and that was conceived, created or developed prior to, or independent of, this Agreement with proof and documentation of creation, and development, and is necessary for the performance of the activities under this Agreement.

1.5.	“COF” shall have the meaning given to the term in the Recitals above.

1.6.	“Confidential Information” shall have the meaning set forth in Article 7

1.7.	“Controlled Item” shall have the meaning set forth in Article 9.17.

1.8.	“Dedicated Lab” shall have the meaning set forth in Article 3.4.

1.9.	“Deliverables” means items to be delivered by ProfMOF as described in the Statement of Work.

1.10.	“Development Project” shall have the meaning set forth in the Recitals above.

1.11.	“Development Team” shall have the meaning set forth in Article 3.1.

1.12.	“Effective Date” shall have the meaning given to it in the introductory paragraph to this Agreement.

1.13.	“EnergyX” shall have the meaning given to the term in the introductory paragraph.

1.14.	“EnergyX IP” shall have the meaning set forth in Article 5.

1.15.

“Field of Use” shall mean any and all applications, development, and production in ionic material and/or mineral separation or transport methods, systems, apparatus, or components thereof, including but not limited to, use in resource recovery, lithium extraction or refinery, as well as any and all applications in batteries and/or other parts of energy storage systems.

1.16.	“Fixed Fee” shall have the meaning set forth in Article 4.1.

1.17.	“Force Majeure Event” shall have the meaning set forth in Article 9.12.

1.18.	“FTE” means full time equivalent, or the equivalent personnel work time equal to the hours worked by one employee on a full-time basis; i.e., 8 hours per day x 5 work days per week.

1.19.

“Intellectual Property” shall mean all proprietary or other rights throughout the world provided under (i) patent law, including patents and patent applications (which for the purposes of this Agreement shall be deemed to include, without limitation, certificates of invention and applications for certificates of invention) pending before any relevant authority worldwide, including, without limitation, any additions, continuations, continuations-in-part, divisions, reissues, renewals or extensions based thereon, (ii) copyright law, (iii) trademark and service mark law, (iv) design patent or industrial design law, (v) trade secret law, and (vi) any other statutory provision, common law principle or principle of law under any jurisdiction in the world which provides protective or other intellectual property rights.

1.20.	“IP Application” shall have the meaning given to the term in the Statement of Work attached hereto.

1.21.	“Key Employee(s)” shall mean the employees of ProfMOF and ProfMOF Agents that EnergyX and ProfMOF designate as fundamental to the performance of the Services.

1.22.	“MMM” shall have the meaning given to the term in the Recitals above.

1.23.	“MOF” shall have the meaning given to the term in the Recitals above.

1.24.

“UiO-66 Sublicensing Agreement” shall mean the separate licensing agreement between EnergyX and ProfMOF for rights in the license for the composition of matter patents PCT/GB2009/001087, US Patent Application 12/989,641, European Application 22913384, and processing patents GB Patent Application 1417076.5.

1.25.	“PAF” shall have the meaning given to the term in the Recitals above.

1.26.	“Porous Material(s)” shall have the meaning given to the term in the Recitals above.

1.27.	“Principal Investigator” shall have the meaning set forth in Section 3.1.

1.28.	“ProfMOF” shall have the meaning given to the term in the introductory paragraph.

1.29.

“ProfMOF Agent” means any of ProfMOF’s and ProfMOF’s Affiliates’ employees, independent contractors, agents, consultants and representatives, including subcontractors, which are performing Services on behalf of ProfMOF under this Agreement.

1.30.	“ProfMOF IP” shall have the meaning set forth in Article 5.

1.31.	“Purposes” shall have the meaning given to the term in the Statement of Work attached hereto.

1.32.

“Services” means the services to be performed by ProfMOF in furtherance of the Development Project that are specifically described in this Agreement and the Statement of Work or otherwise authorized by EnergyX in writing.

1.33.

“Statement of Work” or “SOW” shall mean the document attached hereto as Exhibit A, which is mutually agreed upon and signed by the Parties and incorporates the terms of this Agreement by reference and is a part of this Agreement.

1.34.	“Territory” shall mean the Universe.

1.35.	“Third Party” shall mean a person or entity other than ProfMOF and EnergyX and their respective Affiliates.

1.36.

“Work Product” means all Deliverables, whether in physical, paper or electronic format and all Arising IP created, developed, prepared, documented, produced or delivered by ProfMOF or any ProfMOF Agent, not including any Background IP of ProfMOF.

2.	Purpose and Scope

2.1.

Purpose. EnergyX and ProfMOF will collaborate to develop and optimize new and existing MOFs and Porous Materials that utilize EnergyX processes, patents, patents pending, and licensed rights, and ProfMOF know how in synthesis and characterization of specific MOFs for:

i.	the direct extraction, recovery, concentration, and refining of lithium from salt solutions and the production of lithium carbonate and/or hydroxide products, and

ii.	the application in energy storage systems and batteries as a solid state electrolyte and/or other battery components.

2.2

Statement of Work. The detailed Statement of Work is attached hereto as Exhibit A, and has been duly executed by an authorized representative of each Party. The Statement of Work is governed by, is an attachment to, and, upon execution by the Parties, is incorporated by reference into this Agreement. The Parties agree to meet the milestones and Deliverables, as detailed in the SOW.

2.3

Exclusive Collaboration. Within the Territory, during the Term of this Agreement and for two (2) years thereafter, ProfMOF shall exclusively provide to EnergyX, research, development, and fabrication services in the Field of Use, and shall not offer or provide any Third Party services for products in the field of lithium recovery, extraction, separation, or refining, or energy storage systems using Porous Materials.

2.4

Testing. Most Work Product will require EnergyX and/or ProfMOF to perform in-lab bench testing or on-site pilot testing before full validation, stability, longevity, and durability can be determined. It is typically the goal to have such properties determined, or at least estimated, at the earliest stage possible. If that is not practical then ProfMOF and EnergyX will use best judgement in such testing. Each Party will use their full facilities at their own costs, or within the Fixed Fee, to complete the necessary testing for validation. EnergyX will own all the test results under this Agreement.

3.	Development Project Conduct

3.1.

Project Managers. Each Party will appoint one (1) individual from its organization to act as the (“Project Manager”) that will be stated in the SOW. Each Project Manager will be responsible for: (i) establishing a (“Development Team”) composed of personnel having the requisite level of experience to properly and efficiently implement the Development Project; (ii) performing the required tasks in order to complete all Deliverables, as detailed in the SOW, according to the scheduled laid out in the SOW; (iii) overseeing the day-to-day management and implementation of the Development Project; and (iv) coordinating the exchange of Development Project information and communications between the Parties. ProfMOF will furnish the facilities available to it, necessary to carry out said Statement of Work. The Statement of Work will be under the direction of Dr. Karl Petter Lillerud (“Principal Investigator”),

3.2.

Progress Review Meetings. Regular weekly meetings will be held between EnergyX and ProfMOF representatives during the duration of the Agreement. The meetings shall occur by video conference or telephone call. ProfMOF shall prepare bi-weekly PowerPoint overviews of the research results to present at these meetings. Each report shall also include a clear explanation and documentation of any potential Arising IP.

3.3.	Key Employee Clause. EnergyX and ProfMOF may jointly designate Key Employees who will be dedicated to the Development Project. The initial Key Employees for the Development Project are:

Dr. Karl Petter Lillerud

Dr. Einar Eilertsen

ProfMOF shall not reassign or replace any such Key Employee prior to completion of the Services in the discretion of EnergyX except for replacement or reassignment of a Key Employee with EnergyX’s written consent. If a Key Employee leaves ProfMOF or cannot work during the term of this Agreement for any reason including but not limited to (i) Key Employee’s voluntary resignation from ProfMOF; or (ii) dismissal of Key Employee by ProfMOF for unsatisfactory performance, as determined by ProfMOF, EnergyX may terminate this Agreement at its discretion. In addition, it is the understanding and intent of the Parties that Dr. Lillerud and Dr. Eilertsen will serve on EnergyX’s Scientific Advisory Board throughout the duration of the Development Project at no additional charge under this Agreement.

3.4.

Laboratory Space. Throughout the Term of this Agreement, ProfMOF shall maintain a laboratory space in its primary location of Oslo, Norway at the University of Oslo, (“Dedicated Lab”) in a condition consistent with a world class laboratory. The Dedicated Lab must meet federal and state occupational health and safety standards and be made available to the use of ProfMOF employees and ProfMOF Agents during normal business hours for research and development purposes, as well as accessible for escorted tours by EnergyX investors at no additional charge under the terms and conditions of this Agreement. EnergyX and its personnel and invitees shall comply with all reasonable safety and security standards of ProfMOF regarding access to and use of the Dedicated Lab. In addition, ProfMOF will utilize other ProfMOF facilities and equipment at University of Oslo as required for characterization purposes and the furtherance of the Development Project at no additional cost to EnergyX.

4.	Compensation

4.1.

Project Costs. As consideration for ProfMOF’s performance hereunder EnergyX agrees to pay ProfMOF an amount equal to One Hundred Thirty Three Thousand Five Hundred Dollars (USD $133,500), paid in equal monthly installments during the first year of the Term, and One Hundred Nine Thousand Five Hundred Dollars (USD $109,500) paid in equal monthly installments during second year of the Term (collectively the “Fixed Fee”). The currency of payment between the two Parties in this Agreement shall be US Dollars. A description of the payment schedule is provided in the Statement of Work. Except for expenses for travel and reasonable costs for consumables and chemicals necessary for experiments and deliverables in the Statement of Work, all expenses relating to the Services are included in the Fixed Fee. Any expenses not included in the Fixed Fee must be agreed to and approved in writing by EnergyX in advance.

4.2.

Additional Compensation. It is agreed that ProfMOF will acquire the exclusive license for the composition of matter patents PCT/GB2009/001087, US Patent Application 12/989,641, and European Application 22913384, and processing patents GB Patent Application 1417076.5, and that ProfMOF will hereby grant to EnergyX a worldwide, perpetual, exclusive, fully paid-up license to use such intellectual property within EnergyX’s Field of Use. ProfMOF and EnergyX shall agree to additional terms and conditions regarding royalties of EnergyX sublicense in accordance with ProfMOF’s obligations to its Licensor of such intellectual property in the UiO-66 Sublicensing Agreement to be simultaneously executed between the Parties.

4.3.

Payment Process. EnergyX shall make monthly payments in the amount of Eleven Thousand One Hundred Twenty Five Dollars (USD $11,125) during the first twelve (12) months of the Agreement, and Nine Thousand One Hundred Twenty Five Dollars (USD $9,125) per month for the second twelve (12) months, which shall be payable, in arrears, on the first business day of the month (with respect to the period ending on the last day of the previous month) after the EnergyX Project Manager has certified that the Services covered in the invoice have been satisfactorily performed and completed. All invoices should be addressed to:

Energy Exploration Technologies, Inc.

Attn: Geri Berkowitz

1500 Cordova Rd. #302

Ft. Lauderdale, FL 33316

Mobile: 1-954-854-0646 / 1-954-769-5904

E-Mail: teague@energvx.com / bob.wowk@energyx.com / geri@energyx.com

Each invoice shall reference:

1.	The word “INVOICE”

2.	Invoice number

3.	Invoice date

4.	ProfMOF Bank name

5.	ProfMOF Bank address

6.	ProfMOF Bank account number

Each invoice shall be provided on ProfMOF’s company letterhead, and should be accompanied by appropriate supporting documentation.

4.4.

Document Retention. ProfMOF shall preserve and make available all invoices and supporting records and documentation for a period of two (2) years after termination of this Agreement; provided, however, that if any such records are or may be required to resolve any claim and arbitration pursuant to this Agreement, the period of retention and the rights of access and examination described in this Article 4 shall continue until final disposition of such claim or arbitration.

4.5.

Audits. ProfMOF shall maintain all invoices and supporting records according to such accounting procedures and practices, sufficient to accurately and properly reflect costs incurred by ProfMOF and invoiced to EnergyX under this Agreement and the disposition of any material, tools or equipment provided by EnergyX to ProfMOF. EnergyX, or any firm of auditors appointed by EnergyX, shall have reasonable access with appropriate notice of no less than seven (7) days to all such records for the purpose of auditing and verifying costs, and shall have the right to reproduce any such records.

4.6.

Taxes. Each Party agrees to be responsible for its own taxes applicable under all laws, including taxes based on a Party’s income, gross receipts, excise, franchise, unemployment, social security, and other payroll and wage taxes. Except for those taxes noted herein, no extra charges of any kind, including, without limitation, transportation charges, import tax, tariffs, or duties will be allowed unless agreed to in writing by EnergyX prior to the performance of the Services. Each Party will cooperate with the other to prevent, exempt or reduce, to the extent permissible under applicable law, taxes imposed on payment of fees to ProfMOF. ProfMOF is responsible for any assessments or fines arising from ProfMOF’s performance of the Services under this Agreement, or penalties, interest, fines, fees or other additions to tax imposed, charged or incurred as a result of ProfMOF’s failure to pay taxes when due, failure to file or pay collected sales or use taxes, failure to verify taxability of a purchase, or failure to calculate or remit taxes in a timely manner.

5.	Intellectual Property

5.1.

General. Except as otherwise may be expressly set forth in the Statement of Work, the terms of this Article shall govern with regard to the Parties’ respective Intellectual Property rights pertaining to the Development Project.

5.2.

Background IP. Background IP and any and all rights to Background IP will remain the exclusive property of the owner. If Background IP is utilized in the course of performing activities under this Agreement, then the owner of such Background IP will identify the Background IP to the other Party, if not already listed in this section below. The owner hereby grants to the other Party a royalty-free, non-exclusive, non-transferable license to use the Background IP, during the Term of this Agreement, solely in connection with the performance of activities under this Agreement, and solely during the course of the Development Project. To the extent ProfMOF incorporates ProfMOF Background IP into Work Product, ProfMOF hereby grants to EnergyX a worldwide, perpetual, non-exclusive, fully paid-up license to use such ProfMOF Background IP in connection with EnergyX’s use of the Work Product. No other rights or licenses in Background IP are granted by the owner to the other except as may be expressly agreed in a separate agreement executed by the Parties. All rights not granted expressly herein are reserved to the owner of such Background IP.

a.	Relevant EnergyX Technologies (“EnergyX IP”) include, but are not limited to, certain, licensed rights, and patent-pending technologies, utilized in the Work Product, including:

i.	Metal Organic Frameworks for ion transport and separation processes

ii.	Crown Ether Metal Organic Frameworks for ion transport and separation processes

iii.	Mixed matrix membrane utilizing Metal Organic Frameworks embedded in a membrane polymer flat sheet; and

iv.	MMM manufacturing processes to achieve high monovalent ion selectivity and mass manufacture of thin films and nanoparticle thin films

b.	Relevant ProfMOF Technologies and Support (“ProfMOF IP”) include, but are not limited to:

i.	Research and Commercial License on Zirconium based Metal Organic Frameworks

ii.	Know How of MOF synthesis and characterization;

iii.	MOF synthesis and flow reactor for producing research scale quantities of MOF for the Purposes (hereinafter define);

iv.	MOF characterization equipment for testing and analyzing MOF for the Purposes;

5.3.

Ownership of Arising IP. Subject to ProfMOF’s rights in the Background IP of ProfMOF, Work Product and all elements contained in the Statement of Work shall, upon their creation, become and remain EnergyX’s sole and exclusive property and be considered specifically ordered for EnergyX as “works made for hire” (as such term is defined in 17 U.S.C. §101) for the benefit and exclusive ownership of EnergyX to the fullest extent permitted by law, provided, also, that if for any reason the Work Product (or any portion thereof) is held not to be work made for hire, ProfMOF hereby assigns all right, title and interest in the Work Product, including but not limited to the copyright therein, to EnergyX in perpetuity. In addition, ProfMOF shall ensure that, except as otherwise specifically agreed in writing, all ProfMOF agreements with ProfMOF Agents provide that such parties convey to EnergyX the required right, title, and interest as required herein.

5.4.

Work Product Assignment. ProfMOF hereby assigns and shall convey to EnergyX the entire right, title, and interest of ProfMOF in all Work Product, including copyrights, patents and trade secrets, subject to ProfMOF’s rights in ProfMOF IP incorporated therein. ProfMOF agrees to execute assignments and such other documents as may be requested by EnergyX, in a form satisfactory to EnergyX, evidencing, vesting, and protecting EnergyX’s sole title and right of ownership in all Work Product assigned hereunder. The covenants contained in this Section 5 shall run in favor of not only EnergyX and its successors and assigns but also its Affiliates, and shall survive the expiration or early termination of this Agreement.

5.5.

Use of the Work Product. Subject to ProfMOF’s rights in ProfMOF IP, EnergyX, in its sole and absolute discretion, may alter or change any Work Product, add to the Work Product or combine the Work Product with any other works of EnergyX or Third Parties, sell or license the Work Product, or materials based on or incorporating the Work Product, without approval from, or notice or payment to ProfMOF or any Third Party. Without limiting the foregoing, EnergyX’s rights in the Work Product shall include, but not be limited to:

(i)

the unrestricted and exclusive right to reproduce, display, distribute, modify, alter, perform, make derivative works from, and otherwise use the Work Product throughout the world in perpetuity, without name credit, for advertising, trade, or any other lawful purpose;

(ii)

the exclusive right throughout the world to protect the Work Product by obtaining patents, registering copyright(s) or trademark(s), along with any extensions or renewals, in EnergyX’s name and for EnergyX’s benefit;

(iii)

the right to license, distribute, assign or transfer any right, title, interest or copyright in the Work Product or otherwise dispose of the Work Product or any portion thereof for any purpose and in any manner; and

(iv)	all subsidiary rights.

5.6.

Enforcement of Arising IP Rights. If ProfMOF becomes aware of conduct by a Third Party that potentially infringes any Arising IP, ProfMOF shall notify EnergyX of the other Third Party in writing of the potential infringement within ten (10) days of becoming aware of such infringement.

5.7.

Cooperation. ProfMOF shall reasonably cooperate with EnergyX in order to effect the disclosure, assignment, prosecution and enforcement of Intellectual Property pursuant to this Section 5. Such reasonable cooperation shall include, without limitation, making inventors employed or subcontracted by ProfMOF available for drafting applications and amendments, signing documents, and providing copies of documents.

5.8.

Agreements with Personnel. ProfMOF shall ensure that all ProfMOF Agents and employees, where necessary, who contribute to the creation of Arising IP execute all further documents and assignments and do all such further things as may be necessary to perfect the Parties’ intention as expressed herein. ProfMOF shall ensure that all ProfMOF Agents, when and where necessary, are obligated to assign any and all of their right, title, and interest to such Arising IP in such a way as to ensure the Parties’ intention as expressed herein.

5.9.

Licensing of Arising IP to ProfMOF. The Parties understand that ProfMOF has continuing programs to develop metal organic frameworks and other porous materials and processes aimed at different applications of us. These activities, which do not impede the Field of Use are outside the scope of this Development Project with EnergyX. It is possible that Arising IP produced during the Development Project may prove useful in other ProfMOF activities. In this case, EnergyX agrees to provide ProfMOF a license to this Arising IP for use outside the Field of Use with terms and conditions of such licensing agreement to be mutually agreed upon in a separate written agreement between the Parties.

6.	Representations and Warranties

6.1.	ProfMOF warrants, represents, and covenants that:

6.1.1.	it is entitled to execute and perform this Agreement;

6.1.2.

it has obtained all, and will obtain all, consents, permits and other approvals necessary for it to enter into this Agreement and perform its obligations and convey the rights granted by it under this Agreement;

6.1.3.	it has the requisite experience, know-how, staff, expertise and facilities to effectively undertake the Development Project agreed upon by the Parties;

6.1.4.	it will perform the Development Project in accordance with accepted best practices of skill, professional care, and responsibility customary in its profession;

6.1.5.

it shall assign the resources as specified in the Statement of Work at all times while performing the Services, and such personnel will have appropriate levels of training, qualification and experience for the Services assigned to them;

6.1.6.

it will undertake the Development Project in accordance with all applicable laws and regulations and obtain all applicable permits and licenses required of such Party to perform its obligations under this Agreement;

6.1.7.	it will endeavor to ensure the accuracy of its work in undertaking the Development Project using the highest ethical standards; and

6.1.8.	to the best of its knowledge, this Agreement and its obligations hereunder do not conflict with any other contract or arrangement that it has entered into.

7.	Confidentiality

Each Party shall maintain the confidentiality of sensitive and/or proprietary information disclosed to it by the other Party, in accordance with the Mutual Confidentiality, Non-Disclosure, Non-Circumvention, and Non-Solicitation Agreement executed on November 8, 2019, between the Parties. The Parties agrees to make a public announcement regarding execution of this Agreement, but not the Development Project or the contents of this Agreement without the prior written consent of the other Party, except for any disclosure required by applicable law. All copies or reproductions shall bear a copy of the original legend or notice on the documents, and any Third Party receiving such information shall be advised in writing of the confidential nature of the disclosure.

8.	Term and Termination

8.1.

Term. This Agreement will enter into force as of the Effective Date and will remain in effect for a period of two (2) years from the Effective Date (the “Term”) unless terminated earlier subject to the provisions of this section herein.

8.2.	Termination at Will. This Agreement, may be terminated for convenience by either Party upon ninety (90) days’ prior written notice to the other Party.

8.3.

Termination for Cause. A Party shall have the right to terminate this Agreement if the other Party breaches any material term of this Agreement (including the Statement of Work) and fails to cure such breach within thirty (30) days after written notice by the terminating Party.

8.4.

Obligations Upon Termination. Upon the Effective Date of termination or expiration of this Agreement (i) except in the case that ProfMOF has terminated this Agreement for EnergyX’s material breach, ProfMOF shall promptly wind-down or terminate all Services in progress in an orderly manner as directed by EnergyX and provide to EnergyX all Work Product under this Agreement (including the Statement of Work) and all EnergyX data, materials or other EnergyX property; (ii) upon equitable payment for such Work Product, transfer all Work Product that has been created prior to termination but not yet delivered to EnergyX; and (iii) EnergyX shall have no liability to ProfMOF under this Agreement for any fees, reimbursements or other compensation other than those costs and services already incurred or irrevocably committed to by ProfMOF up to the date of termination or expiration. ProfMOF hereby waives all other claims for payment including, without limitation, anticipated profits or revenue or other economic loss arising out of or resulting from such termination.

8.5.

Effect of Termination; Survival. Termination of this Agreement by either Party for any reason or expiration of its terms hereunder will not affect the rights and obligations of the Parties accrued prior to the effective date of the termination or expiration. The obligations set forth in Articles 5 (Intellectual Property), Article 7 (Confidentiality), 9.1 (Dispute Resolution), 9.2 (Arbitration), 9.3 (Governing Law and Jurisdiction), and 9.17 (Import/Export Control) shall survive termination or expiration of this Agreement. In addition, the obligations created under all other Articles of this Agreement as applicable shall survive termination or expiration to the extent necessary for their complete fulfillment and discharge.

9.	Miscellaneous

9.1.

Dispute Resolution. The Parties shall act in good faith to amicably resolve any dispute between them. The Party raising a dispute shall promptly provide notice to the other Party in a writing that describes in reasonable detail the nature of the dispute. Within thirty (30) days after the recipient has received such notice, each Party shall select for itself a representative with the authority to bind such Party, and shall advise the other Party in writing of the name and title of such representative. The representatives of the Parties shall meet (which may be telephonically) as soon as practicable and make good faith attempts to resolve the dispute. Any dispute not resolved within ninety (90) days after the receipt of notice by the recipient shall be submitted to binding arbitration.

9.2.

Arbitration. Any dispute, controversy or claim arising out of or relating to construction, performance or breach of this Agreement that is not settled by the Parties pursuant to Article 9 shall be finally settled in accordance with the Rules of Arbitration of the American Arbitration Association by one or more arbitrators appointed in accordance with such Rules. Such arbitration shall be conducted in English and shall be held in New York, NY or any alternate mutually agreeable location. The arbitrators shall base their award only upon the evidence presented to them, the terms, spirit, and intent of this Agreement. This arbitration provision shall be specifically enforceable by either Party under the Regulations, and the arbitrators’ award shall be final and binding on the Parties. To the extent authorized by law, all oral and written communications, documents and hearings conducted under this Article shall be held in confidence and without prejudice to the rights of the Parties in any future proceedings of any kind. Each Party shall pay its expenses and shall share equally the arbitrators’ fees and costs.

9.3.	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of New York, USA without regard to their conflicts of laws.

9.4.

Trademark and Use of Names. Neither Party shall use or authorize or permit any other person to use any name, trademark, house mark, emblem or symbol which the other Party is authorized or licensed to use or which is owned by the other Party, without the prior written permission of an authorized representative of the other Party, except on each other’s website in relation to the Development Project disclosure.

9.5.	Headings. Headings of the various Articles and sub-Articles, where used herein, are merely present for convenience and shall not be used in construing this Agreement.

9.6.

Notices. All notices and other communications given under this Agreement shall be valid if in writing and delivered by hand against written receipt, or sent by registered or certified air mail (return receipt requested) or by courier service, or by email (as confirmed by the email record), to a Party at the address provided below. All notices sent by mail shall be presumed delivered and received on the date of actual receipt evidenced by the postal or courier receipts or if sent by email, on the date shown in the transmission record of such email. Notices shall be sent:

If to EnergyX:
Name:	Teague Egan
Title:	Chief Executive Officer
Address: Energy Exploration Technologies, Inc. 100 Green Villas Drive #21 Dorado, Puerto Rico 00646 Mobile: 1-954-854-0646 E-Mail: teague@energyx.com

If to ProfMOF
Name:	Einar Eilertsen
Title:	Chief Executive Officer
Email: einar. andre. eilertsen@profmof. com

Either Party may replace its respective contact persons at any time by giving written notice to the other Party in accordance with this Article 9.

9.7.

Independent Parties. The Parties are independent parties and nothing in this Agreement or the execution thereof shall constitute either Party as the agent or employee of the other nor give rise to or constitute any joint venture between the Parties. Neither Party has any authority to enter into any contract, or assume or create any obligation or liability, either express or implied, on behalf of the other Party.

9.8.

No Assignment. ProfMOF shall not have the right to assign, transfer or convey in any way this Agreement, or any of its rights or liabilities under it, without the prior written consent of EnergyX. Notwithstanding the foregoing, however, ProfMOF may (i) assign this Agreement to any entity that acquires all or substantially all of ProfMOF or their assets or business that is the subject hereof, or (ii) upon written notice to EnergyX, assign this Agreement to an Affiliate of ProfMOF.

9.9.	Successors. This Agreement binds and inures to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns.

9.10.	Modifications. This Agreement may not be modified or amended unless such modification or amendment is made in writing and is signed by the Parties.

9.11.

No Waiver. Failure of either Party to enforce or exercise, at any time or for any period, any term of this Agreement does not constitute, and shall not be construed as, a waiver of such term and shall not affect the right later to enforce such term or any other term herein contained.

9.12.

Force Majeure. Delays in, or failure of, performance of any Party will not constitute default, or trigger any claim for damages, if and to the extent such damages are caused by occurrences beyond the control of the Party affected, including, but not limited to, acts of God, fires, floods, explosions, riots, war, rebellion, sabotage, government acts, or failure of governmental authority to issue necessary licenses or approvals (a “Force Majeure Event”). The Party whose performance is affected by the Force Majeure Event shall promptly give written notice to the other Party of the occurrence of the Force Majeure Event, together with an estimate of the anticipated delay. In the event a Force Majeure Event is not alleviated within ninety (90) days after the commencement thereof, the Party not asserting force majeure may, at its option, terminate this Agreement upon written notice to the other Party, such termination to be without further liability or continuing obligation (subject to Articles 8.4 and 8.5) to either Party. In the event of a Force Majeure Event, the affected Party shall use all reasonable efforts to mitigate the effects of the Force Majeure Event and to resume performance of its obligations as soon as practicable.

9.13.

No Third Party Beneficiary. No person or entity not a Party to this Agreement shall have any right or power to enforce any benefit conferred upon them by this Agreement. No person or entity not a Party shall have any right or power to prevent the variation, rescission, cancellation, or termination of this Agreement.

9.14.

Severability. All rights and duties herein are binding only to the extent that they do not violate any laws, and are intended to be limited to the extent necessary so as not to render this Agreement illegal, invalid, or unenforceable. If any term of this Agreement is held to be illegal, invalid, or unenforceable by a court of law or other authority, the remaining provisions will constitute the Parties’ agreement. To the extent legally permissible, any illegal, invalid, or unenforceable term of this Agreement will be replaced by a valid term that implements the Parties’ original intent.

9.15.	Counterparts. This Agreement may be executed in two (2) counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

9.16.

Signatures. Facsimile signatures, and signatures appearing in .pdf or similar files transmitted by the Parties hereto, shall be deemed as effective as original signatures on this Agreement or any of the Exhibits attached hereto.

9.17.	Import/Export Control. Each Party acknowledges that information and materials provided under this Agreement may be subject to export and import regulations, and any use or transfer of controlled information and materials, and the direct products of such information and materials, must be authorized under those regulations of the government of the country or territory to which the information and materials are being imported, exported, or re-exported. In the event that one Party provides information, technology or materials in support of this Development Project that it knows or later learns is subject to export control restrictions (“Controlled Item”), such Party will immediately inform the other Party, and the other Party must agree, in writing, in its sole and absolute discretion, that it accepts the continued incorporation of the Controlled Item as part of the Development Project otherwise, the first Party must delete or refrain from incorporating the Controlled Item from the Development Project. Each Party agrees that it will comply with all applicable export and import regulations of the government of the country or territory to which information and materials are being imported, exported, or re-exported. This obligation shall survive the termination of this Agreement.

9.18.

Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any prior agreement, understanding or arrangement between the Parties, whether oral or in writing, with respect to the subject matter hereof. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 6, NEITHER PARTY MAKES, AND EACH PARTY HEREBY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THIS AGREEMENT.

[Signature page follows]

If the foregoing correctly sets forth the understanding and agreement of the parties, please indicate in the space provided below, whereupon this term sheet shall constitute a non-binding term sheet as of the date first set forth above.

ProfMOF AS

By:	/s/ Erik Qstreng
Name:	Erik Qstreng
Title:	Chairman

Energy Exploration Technologies, Inc.

By:	/s/ Teague Egan
Name:	Teague Egan
Title:	Chief Executive Officer

EXHIBIT A

STATEMENT OF WORK

The Nanoparticle Revolution for Selective Resource Recovery and Energy

Storage Application

(Metal Organic Frameworks, Covalent Organic Frameworks, Porous Aromatic Frameworks, and

Mixed Matrix Membranes)

Background:

Metal organic frameworks (“MOFs”), covalent organic frameworks (“COFs”), and porous aromatic frameworks (“PAFs”), collective (“Porous Material(s)”), but particularly MOFs, show promise as a technology capable of selectively separating target ions from ionic mixtures in solution while maintaining stability in a myriad of conditions. These Porous Material nano-or microparticles also show high conductivity and transport rates of certain ions in solution. Recent studies show that certain MOFs including UiO-66 and derivatives thereof, selectively permeate lithium over sodium and other cations, as well as fluorine over chlorine and other anions, respectively. Pure MOF particles UIO-66-(COOH)2 exhibited Li-/Mg2+ selectivities ranging from 200 to 1500, and Li+/Ca2+ selectivity of 500. UiO-66-NH2 MOFs showed F/SO42+ selectivity of 180.

While attractive from a separations standpoint, these Porous Materials are brittle and would be difficult to scale up. Polymeric membranes are scalable and offer robust mechanical properties, but do not selectively remove, separate, extract, or transport target ions. A method to address these challenges is synthesis and characterization of mixed matrix membranes (“MMMs”). comprising mixtures of polymer and MOF, to retain the attractive selectivity of the MOF, and the scalable and robust mechanical properties of polymers. PEBAX, Cellulose Acetate, and Polysulfone are a few polymers that when combined with UiO-66-(COOH)2 create MMMs that appear promising for high Li/Mg2+ selectivity. MOF synthesis and MMM development pathways are being developed.

Due to the demonstrated ability to transport lithium ions, UiO-66 is also being investigated as a solid-state electrolyte in lithium-ion and lithium metal batteries. Poly(ethylene-oxide) (PEO)-based membranes have a history as solid-state electrolytes. Previous studies of MOF-PEO mixed-matrix membranes indicate that UiO-66 and ionic liquid-filled UiO-66 can function as rechargeable battery electrolytes.

Based on these exciting preliminary results, the following commercialization research program is proposed to discover, extend, and optimize properties of MOFs and Porous Materials for applications of interest to EnergyX. Specifically interests include recovery of lithium and other valuable resources from brine, as well as solid-state electrolyte formation and configuration for rechargeable EV batteries. The research program leverages the experience and know-how of Dr. Karl Petter Lillerud from ProfMOF to further fundamental discovery and testing related to small scale and scale-up level synthesis and characterization of new MOFs (and other potential Porous Material particles) as well as optimization of UiO-66 derivatives. Additional characterization studies will be performed to assess the stability towards the desired applications and effects of using various MOFs, and altering the MOF structure of MOF-based MMMs to optimize Li+-ion selective separation, extraction, transport, and conductivity of the MMMs for interest to EnergyX.

The research collaboration program summary, scope, objectives, deliverables, milestones and timeline are detailed below. The program is divided in four phases and a stage-gate review will be conducted at the end of this and each project Phase. Detailed technical reports will be provided at the end of Phases II, III and IV.

Phase I	Summary, Objectives, Deliverables and Milestones | Time – 0-4 Months
I

Summary

After a thorough Freedom to Operate (FTO) search conducted by the Parties in a collaborative effort, the first phase (Phase I) of the project is to optimize current MOF configurations for 1) use in mixed matrix membranes for selective lithium recovery, and 2) improvement of Li+ ion conductivity and transport in mixed-matrix membranes for solid-state rechargeable battery electrolytes (the “Purposes”). ProfMOF and EnergyX will establish a testing protocol for both Purposes to be attached as Schedule A.

I

Objectives & Activities

In this phase, ProfMOF has the main responsibility to improve existing UiO-66 based materials with respect to particle size, product consistency, lithiated defect introduction or other functionalization such as crown ether, sulfonyl or boron sulfomate. ProfMOF will synthesize, characterize and supply UiO-66 based MOFs to EnergyX for the two Purposes listed in the summary. ProfMOF and EnergyX will work together on the project to identify the most suitable candidates.

With the two Purposes in mind, ProfMOF will synthesize UiO-66 based MOFs in small scale to achieve product consistency and enable early testing on the materials incorporated in membranes by EnergyX. Product consistency shall be with respect to:

a.   Particle size (as determined by pXRD and SEM)

b.  Surface area and pore volume (as determined through BET)

c.   Particle morphology (as determined by SEM)

d.  Metal ion dopant (i.e. lithiation, as measured by MP-AES)

e.   Functionalization

f.   Structure and metal cluster

I

Deliverable(s)

During the course of Phase I, optimized UiO-66-(COOH)2 and its derivative materials will be synthesized and provided to EnergyX for integration with polymers into mixed matrix membranes. ProfMOF will deliver the following to EnergyX:

1.  ProfMOF will prepare 5-gram scale batches of monodispersed UiO-66-(COOH)2 with both feu- and bcu- topologies and with particles as small as possible, preferably (~30-50 nm).

2.  ProfMOF will prepare processes to ensure consistency of the product within the range of +/-10% for particle size distribution, surface area, active functional sites and any other parameters important for the targeted separation and enhanced conductivity.

3.  ProfMOF will perform crown ether functionalization procedures of UiO-66-(COOH)2 using approaches described by EnergyX and, potentially, other agreed upon methods.

4.  ProfMOF will synthesize and prepare lithiated defect sites in UiO-66-(COOH)2 to achieve maximum (ideally 50-100%) lithiation and synthesize these materials at a 5 gram scale.

5.  ProfMOF will synthesize UiO-66-(COOH)2 and its derivatives (including other agreed upon UiO-66-(COOH)2 with charged functional sites and/or modified linkers) at a 1-5 gram scale for provision to EnergyX and its partners.

6.  ProfMOF will deliver to EnergyX continual updates and reporting on the status of MOF synthesis, testing, and production of deliverable products.

I

Milestones:

1.  The synthesis and characterization of smaller UiO-66-(COOH)2 particles.

2.  Batch-to-batch product consistency demonstrated.

3.  Production of UiO-66-(COOH)2 with partial or total crown ether functionalization.

4.  Lithiation demonstrated in of a variety of UiO-66-(COOH)2 and derivative materials.

5.  Production of 10-20 grams of the materials described in the deliverables.

6.  ProfMOF will deliver to EnergyX a data package and report in a presentation format on the Objectives and Activities conducted during this Phase I.

Phase II	Summary, Objectives, Deliverables and Milestones | Time – 4 - 13 Months
II

Summary

Phase II of the work will focus on improving selectivity and permeability of the synthesized and modified MOF materials in Phase I. Work will also be done to enhance the physical and chemical stability of these materials.

II

Objectives & Activities

In this phase, ProfMOF will optimize materials produced in Phase I and evaluate their functionality with regard to lithium selectivity and permeability. Computational material screening to enhance permeability and selectivity and achieve requirements for battery applications will also be conducted in this phase of work.

1.  ProfMOF will carry out simple performance tests and computational material screening to identify which parameters are important for:

a.   Mechanical stability (e.g. Polymer Adhesion, using methods described by EnergyX and agreed to by both parties)

b.  Thermal stability

c.   Chemical stability (e.g. Battery Material Reaction and stability against lithium metal and a variety of cathodes, using methods described by EnergyX and agreed to by both parties)

d.  Ion conductivity (especially Li+-ion conductivity, using methods described by EnergyX and agreed to by both parties )

e.   Ion selectivity (using methods described by EnergyX and agreed to by both parties)

f.   Ion transport (using methods described by EnergyX and agreed to by both parties)

II

Deliverable(s)

Specific Deliverables of Phase II include:

1.  ProfMOF will continue improvements based on EnergyX feedback and synthesize lithiated defect sites in UiO-66-(COOH)2 at 5-gram scale.

2.  ProfMOF will continue to improve crown ether functionalized UiO-66 based on testing feedback from EnergyX. ProfMOF will synthesize additional materials on 5-gram scale to target Li/Na and Li/K selectivity in MMMs of at least 100 and Li/Ca, Li/Mg selectivity of at least 150.

3.  ProfMOF will continue to explore and improve UiO-66-(COOH)2 (and potentially its derivatives with charged functional sites) for its selectivity and permeability in MMM development to target functionalization greater than 65%.

4.  ProfMOF will examine parameters that may lead to improvement in the stability of UiO-66-(COOH)2 in pH ~3-12. For example, by introducing mixed linker (e.g., 2-nitro-benzenedicarboxylic acid) or mixed metal into the framework. The focus will be on improving stability in pH range 3-8 and expanding stability range to include a pH of 8-12.

5.  ProfMOF will study the chemical stability of UiO-66-(COOH)2 and crown-ether functionalized UiO-66 towards various ionic species present in a brine solution including elements specified by EnergyX, including Mg, Ca, SO4, silicates, oxalates, humates, borates and flouride.

6.  ProfMOF will make the University of Oslo’s advanced equipment available for the project to characterize the MOFs and Porous Material components of the final composite material provided by EnergyX, either MMM and/or battery electrolytes.

7.  ProfMOF will assist EnergyX in the elucidation of unknown mechanisms of performance enhancement or degradation from experimental or computational data obtained at EnergyX and its research partners that may result in further IP.

8.  ProfMOF will deliver to EnergyX a full testing report on the Objectives and Activities conducted during Phase II for all MOFs and Porous Materials tested.

II	Milestones: 1. Selectivity and permeability testing on pure porous particles in etched polymers.

2.  Single monovalent salt separation, transport, conductivity testing. Equal if not better than already achieved selective by UiO-66-crown ether exhibited Li+/Na+ selectivities of 1000.

3.  Single divalent salt separation, conductivity, transport testing. Equal if not better than already achieved selective by pure MOF particles UiO-66-(COOH)2 exhibited Li+/Mg2+ selectivities ranging from 200 to 1500, and Li+/Ca2+ selectivity of 1000.

4.  Stable materials achieving targeted permeability and selectivity in MMMs identified which are stable in the pH range 3-12 in aqueous lithium brine solutions.

5.  Target lithiation and functionalization achieved - >65%.

6.  The synthesis and characterization of 5-10 promising MOFs or Porous Material particles for each Purpose, showing mechanical, thermal and chemical stability.

7.  Produce 10-20 grams of each Porous Material identified in Milestone 6.

Phase III	Summary, Objectives, Deliverables and Milestones | Time – 13-18 Months
III

Summary

The third phase (Phase III) of the project involves using the identified successful candidate(s) from Phase I to undergo broader testing. Using multiple salts at concentrations from 0.01M to 2M, specifically, NaCl, KC1, LiCl, CaC12, MgC12, Li2SO4, and MgSO4 salts, as well as synthetic salt mixtures created to replicate real world brine acquired by EnergyX, will be studied to investigate ideal performance in the presence of a broad range of monovalent and divalent salts.

Promising mixed matrix battery electrolytes developed in Phases I and II will undergo broader characterization, and specific characterization for applicability in solid-state batteries, such as stability (battery material reaction => stability against lithium metal) and longevity (cycle testing), and energy density capabilities.

Characterization of successful MMMs, via synthetic brine permeation experiments such as mixed salt selectivity, salt permeability, and salt flux testing. Scale-up of mixed matrix battery electrolytes characterized in Phase II will be investigated.

In parallel during Phase III, ProfMOF will replicate the Objectives of Phase I & II, and continue exploring and testing new MOFs and Porous Materials per the protocol earlier established in Phases I & II.

III

Objectives & Activities

In this phase, ProfMOF has the main responsibility to create scale up procedures of the supply of MOFs or other Porous Material nano- or microparticles such as COFs or PAFs to EnergyX for the two Purposes listed in Phase I summary. During Phase III, ProfMOF and EnergyX will work together on the project to scale selected candidates and confirm compatibility with polymers and casting / coating methods for MMM and mixed matrix battery electrolyte fabrication.

1.  ProfMOF will develop and optimize scalable synthesis protocols for promising candidate(s) with high reproducibility, while balancing the following parameters.

a.   Performance in application

b.  Scalability

c.   Cost and availability of raw materials

2.  ProfMOF will work on producing larger amounts of material, on a kilogram scale, for each of the 1-3 selected Porous Materials for each Purpose entering IP Application, for broader testing as described in the Research Proposal.

3.  ProfMOF and EnergyX will undergo collaborative testing of MOF or other Porous Material scalability for promising candidate(s) in ProfMOF pilot facility.

4.  ProfMOF will support EnergyX in finding industrial partners for scale-up of commercial production and contribute to facilitation of production testing in their facilities.

III

Deliverable(s)

During the course of Phase III, scale up of new MOFs or Porous Materials will be explored and larger batches provided to EnergyX for integration with polymers into mixed matrix membranes for brine testing. ProfMOF will also replicate Phase I and II Objectives & Activities, and deliver the following to EnergyX:

1.  ProfMOF will supply EnergyX with larger amounts of material, on a kilogram scale, of each of the 1-3 selected Porous Materials for each Purpose entering IP Application, to undertake broader testing as described in Research Proposal.

2.  ProfMOF will help EnergyX understand the structure-property relationship between MOFs or other Porous Materials and MMM compositions and separation performance.

3.  ProfMOF will characterize MMMs sent to ProfMOF by EnergyX before and after permeation to help understand how selected MOF are interacting both with polymer material and with brines.

4.  ProfMOF will assist in any IP Applications initiated by EnergyX around the upscaling or production of new or optimized Porous Material discovered during Phases I - III

5.  ProfMOF will make the University of Oslo’s advanced equipment available for the project to characterize the MOFs and Porous Material components of the final composite material provided by EnergyX, for either MMM or battery electrolytes.

6.  ProfMOF will assist EnergyX in the elucidation of unknown mechanisms of performance enhancement or degradation from experimental or computational data obtained at EnergyX and its research partners that may result in further IP.

III

Milestones:

1.  Produce or facilitate the production of kilogram scale batch(es) of the 1-3 Porous Materials identified in Phase II.

2.  Better understand MOF / MMM relationship that have high lithium selectivity over monovalent and divalent cations in brine solutions.

3.  Assessment of MOF / MMM mixed ion performance and long term performance.

4.  Assessment of applicability in mixed matrix solid-state batteries.

5.  Assist EnergyX in drafting Global PCT Patents for IP applications from the 2-3 porous materials identified for each Purpose (“IP Application”).

Phase IV	Summary, Objectives, Deliverables and Milestones | Time – 8-22 Months
IV

Summary

As a subsidiary task to the work described in Phases I-II-III, ProfMOF will coordinate with EnergyX to select additional materials for synthesis, characterization, and screening for useful properties related to the two Purposes described in Phase I summary.

IV

Objectives & Activities

1. In coordination with EnergyX, ProfMOF may select a variety of other Porous Materials to explore, including but not limited to those listed below, to help EnergyX create new IP for metal ion separation / purification, and battery development applications.

a)  Variants of Zirconium-6-MOFs

b)  Zirconium-12-MOFs

c)  Titanium based MOFs

d)  Aluminum based MOFs

e)  Cerium based MOFs

f)   Other transition metal and post-transition metal based MOFs

g)  2D and 3D COFs

h)  PAFs

2.  Characterization and analysis of these materials in their function with regard to the two Purposes as described in Phases I and II.

IV

Deliverable(s)

1.  ProfMOF will prepare new Porous Materials on gram scale to determine scalability.

2.  ProfMOF will determine lithium selectivity and permeability of pure MOF/COF/PAF materials in etched polymer.

3.  ProfMOF will characterize the pore size, surface area, density, average particle size, thermal properties, selectivity ratios, transport rate, and conductivity rate of each delivered MOF or Porous Material to determine, control, and ensure similarities between batches.

4.  ProfMOF will assist Energy X in IP applications for novel or variant MOF or Porous Materials for each Purpose.

IV

Milestones:

1.  ProfMOF will prepare 5-10 small scale batches of the top performing new Porous Materials that can be assessed for each Purpose 1) Capable of lithium selective separation, and 2) Capable of lithium ion transport.

2.  Assist EnergyX in drafting any IP related methods for production or scaling newly developed Porous Materials.

EXHIBIT B

RESEARCH PROGRAM TIMELINE